Exhibit 99.112

mCloud Technologies Brings AssetCare™ to

Over 1,000 Oil and Gas Assets in First Year

Connected assets reached 51,347 at the end of Q2 2020, an 83% increase over the same period last year, with more new connections coming from higher revenue oil and gas assets

VANCOUVER, July 28, 2020 – mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) (“mCloud” or the “Company”), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence (“AI”), today announced it had added 2,675 assets to its portfolio under management in the second quarter of 2020 to reach a total of 51,347 connected assets while working under the severely restricted commercial conditions imposed by COVID-19. This represents an 83% increase in total connected assets over the same period last year.

In the last quarter, a substantial proportion of new connected assets came from oil and gas. The Company indicated the increased demand for AssetCare in oil and gas came from customers needing to remotely operate and maintain critical assets at their production facilities. As mCloud celebrated its first anniversary of launching AssetCare for this segment, the Company remarked it had connected over 1,000 oil and gas assets under multi-year recurring revenue contracts. These connected assets exclude any contributions from mCloud’s announcement on June 25, 2020 it would be acquiring oil and gas technology provider kanepi Group Pty Ltd.

The Company said it expected oil and gas to be a meaningful contributor to recurring revenues going forward. mCloud estimates the monthly recurring revenue per connected oil and gas asset is approximately five times the revenue seen from a comparable connected asset in a commercial building.

“Though I have provided software and solutions to the oil and gas industry for over 30 years, this is the first time I have seen plant operators seeking solutions from technology companies in response to the management challenges created by governments responding to a global pandemic,” said Russ McMeekin, mCloud President and CEO. “Our recurring revenues in the second quarter of 2020 grew relative to those seen in the first quarter as a result of many new oil and gas assets coming online.”

“Our legacy technical project services have largely been at a standstill since March due to government workplace restrictions preventing us from executing on a continually increasing backlog of work,” McMeekin continued. “The mCloud team has cleverly put AssetCare’s remote connectivity into action to continue working with customers at every opportunity.”

The Company noted its mobile Connected Worker digital smart glasses were being used by mCloud teams to remotely guide customers through the process of digitally scanning their facilities. mCloud’s 3D Digital Twin capabilities allow teams to collaborate over the cloud and eliminate onsite visits for operations and maintenance.

“As we make our way into the second half of 2020, we are encouraged by the demand for AssetCare in energy and air quality optimization in buildings, our swift entrance into oil and gas processing, and the continued adoption of our 3D digital twin and Connected Worker capabilities by new customers,” McMeekin added. “Though we remain dependent on local, state, and national back-to-work guidance enabling our access to customers, we maintain a good line of sight to achieving our goal of connecting 70,000 assets around the world by end of year.”

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 51,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Non-GAAP Measure

Selected financial information for the three month period ended March 31, 2020 and fiscal year ended December 31, 2019 set out above includes reference to “Adjusted EBITDA”, which is not recognized under International Financial Reporting Standards and is a non-generally accepted accounting principle ("Non- GAAP") measure. This information should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2020 and audited consolidated financial statements and notes thereto for the year ended December 31, 2019 along with mCloud’s MD&As for the corresponding periods, which are available under mCloud’s profile on SEDAR at www.sedar.com. Further information regarding this Non-GAAP measure is contained in mCloud's annual MD&A for the period ended December 31, 2019.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to expected growth in recurring oil and gas revenues, improvements in technical project services activity, and growth in AssetCare connections later this year.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.